Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the subsidiaries of SelectQuote, Inc., as of September 1, 2021:

Name of Subsidiary	State of Organization
SelectQuote Insurance Services	California
Tiburon Insurance Services	California
SelectQuote Auto & Home Insurance Services, LLC	Delaware
ChoiceMark Insurance Services, Inc.	Delaware
Inside Response, LLC	Kansas
SelectQuote Ventures, Inc.	Delaware